Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in conformity with Canadian generally accepted accounting principles. The consolidated financial statements include amounts that are based on estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without Management being present.

These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States).

Neil McMillan	Rick Johnson, C.A.
President &	Vice President Finance &
Chief Executive Officer	Chief Financial Officer

Saskatoon, Canada
March 26, 2010

AUDITORS' REPORT

To the Shareholders of Claude Resources Inc.

We have audited the consolidated balance sheets of Claude Resources Inc. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Saskatoon, Canada
March 26, 2010

Consolidated Balance Sheets

DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$11,948	$8,390
Accounts receivable	4,806	275
Interest receivable on restricted promissory notes	4,866	4,830
Inventories and stockpiled ore (Note 4)	11,448	10,028
Shrinkage stope platform costs (Note 5)	11,293	12,091
Prepaids	327	193
Assets held for sale (Note 7)	570	912
	45,258	36,719

Mineral properties (Note 6)	94,170	89,038
Assets held for sale (Note 7)	4,505	4,857
Investments (Note 8)	643	607
Deposits for reclamation costs (Note 14)	2,277	2,277
Restricted promissory notes (Note 9)	82,568	81,938
	$229,421	$215,436

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,100	$5,794
Interest payable on royalty obligations	4,729	4,709
Demand loans (Note 10)	4,586	3,969
Liabilities related to assets held for sale (Note 7)	370	732
Other liabilities (Note 12)	2,942	2,307
	16,727	17,511

Obligations under capital lease (Note 13)	1,240	1,614
Debenture (Note 11)	9,192	16,575
Royalty obligations (Note 9)	83,554	83,130
Deferred revenue (Note 9)	5,531	6,434
Liabilities related to assets held for sale (Note 7)	117	342
Asset retirement obligations (Note 14)	2,965	2,758
	119,326	128,364

Shareholders’ equity:
Share capital (Note 15)	111,957	83,960
Contributed surplus	2,465	1,748
Retained earnings (deficit)	(4,361)	1,896
Accumulated other comprehensive income (loss)	34	(532)
	110,095	87,072

Subsequent Event (Note 21)
	$229,421	$215,436

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Josef Spross	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Consolidated Statements of Earnings (Loss)

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2009	2008

Revenue	$48,525	$40,999

Expenses:
Operating expenses	$30,491	$32,166
Depreciation, depletion and accretion	19,593	12,524
General and administrative	4,629	4,657
Interest and other (Note 16)	(458)	1,325
Write-down of mineral properties	1,067	862
Loss (gain) on investments	664	(166)
	55,986	51,368

Loss from continuing operations before income taxes	(7,461)	(10,369)
Income taxes (Note 17)	-	2,240

Loss from continuing operations	(7,461)	(8,129)

Earnings from operations held for sale (Note 7)	1,204	8,512
Net earnings (loss)	$(6,257)	$383

Net loss per share (Note 18)
Basic and diluted
From continuing operations	$(0.07)	$(0.08)
Net earnings (loss)	$(0.06)	$0.00

Weighted average number of common shares outstanding (000’s) (Note 18)

Basic	108,504	97,100
Diluted	108,504	97,301

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)
	2009	2008

Net earnings (loss)	$(6,257)	$383

Other comprehensive income (loss)
Losses (gains) on available-for-sale securities transferred to net earnings (loss)	664	(166)
Unrealized loss on available-for-sale securities	(98)	(61)

Other comprehensive income (loss)	566	(227)
Total comprehensive income (loss)	$(5,691)	$156

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2009	2008

Share Capital (Note 15)
Balance, beginning of year	$83,960	$85,591
Common shares and warrants, issued for cash	27,970	-
Flow-through renunciation	-	(2,240)
Fair value of warrants issued	-	550
Other	27	59
Balance, end of year	$111,957	$83,960

Contributed Surplus
Balance, beginning of year	$1,748	$1,308
Stock-based compensation	745	449
Other	(28)	(9)
Balance, end of year	$2,465	$1,748

Retained Earnings (Deficit)
Balance, beginning of year	$1,896	$1,513
Net earnings (loss)	(6,257)	383
Balance, end of year	$(4,361)	$1,896

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$(532)	(305)
Other comprehensive income (loss)	566	(227)
Balance, end of year (1)	$34	$(532)

Total retained earnings and accumulated other comprehensive income (loss)	$(4,327)	$1,364

Shareholders’ equity, end of year	$110,095	$87,072

(1) Accumulated other comprehensive income (loss) is comprised of unrealized gains (losses) on available-for-sale securities (Note 8).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2009	2008

Cash provided from (used in):

Operations:
Loss from continuing operations	$(7,461)	$(8,129)
Non-cash items:
Depreciation, depletion and accretion	19,593	12,524
Loss (gain) on sale of investments	664	(166)
Stock-based compensation	745	449
Write-down of mineral properties	1,067	862
Interest and other	(634)	(816)
Income taxes	-	(2,240)
Net changes in non-cash operating working capital:
Accounts receivable	(4,567)	539
Inventories and stockpiled ore	(1,745)	(1,291)
Shrinkage stope platform costs	798	(1,219)
Prepaids	(134)	188
Accounts payable and accrued liabilities	(1,674)	3,152
Cash provided by continuing operations	6,652	3,853
Cash provided by operations held for sale (Note 7)	985	2,336
	7,637	6,189

Investing:
Mineral properties	(25,260)	(26,561)
Assets held for sale	(115)	(1,097)
Proceeds on disposition of assets held for sale	440	11,230
Restricted promissory notes	(630)	(332)
Investments	(134)	473
Cash used in investing	(25,699)	(16,287)

Financing:
Issue of common shares and warrants, net of issue costs	27,970	50
Debenture:
Proceeds, net of issue costs	-	16,972
Amortized cost of redemption	(7,606)	-
Royalty obligations	424	351
Demand loans:
Proceeds	2,800	-
Repayments	(2,183)	(2,046)
Obligations under capital lease:
Proceeds	2,353	2,071
Repayments	(2,138)	(1,538)
Cash provided by financing activities	21,620	15,860
Increase in cash and cash equivalents	3,558	5,762
Cash and cash equivalents, beginning of year	8,390	2,628
Cash and cash equivalents, end of year	$11,948	$8,390

Cash and cash equivalents comprised of:
Cash	$22	$9,963
Less outstanding cheques	(974)	(1,573)
Term deposits	12,900	-
	$11,948	$8,390

Supplemental cash flow disclosure:
Interest paid	$2,132	$1,997

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2009
(Canadian Dollars in Thousands, except as otherwise noted)

1. Description of Operations:

Claude Resources Inc. (“Claude” or the “Company”) is engaged in the production of gold at its 100 percent owned  Seabee Operation located northeast of La Ronge, Saskatchewan. Mining of the ore reserves at Seabee commenced in 1991.  The Company also owns 100 percent of the Madsen Mine, an advanced exploration property, located in Red Lake, Ontario.

2. Significant Accounting Policies:

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles (“GAAP”). GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  The most significant estimates are related to the lives and recoverability of mineral properties, recoverability of inventory and shrinkage stope platform costs, provisions for decommissioning and reclamation of assets and financial instruments and mineral reserves.  Actual results could differ from these estimates.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.   The accounts include the Company’s proportionate share of joint operations.  Intercompany transactions have been eliminated on consolidation.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have an initial term to maturity of three months or less.

INVESTMENTS

Investments are classified as available-for-sale securities and measured at fair value.  Unrealized gains or losses from revaluations of the securities are included in other comprehensive income.  If available-for-sale securities are disposed of, or there is an impairment in value that is other-than-temporary, these amounts are transferred from other comprehensive income (loss) to net earnings (loss).

INVENTORIES AND STOCKPILED ORE

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

SHRINKAGE STOPE PLATFORM COSTS

The Company utilizes the shrinkage stope and long-hole mining methods to mine its ore body at the Seabee Operation. Under these methods, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operating expenses as incurred.

Upon commencement of commercial production, the cost of each property is amortized against future income using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations or through sale of reserves, or are related to properties which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight-line basis.

The carrying value of mineral properties is reviewed regularly utilizing a two part test and, where necessary, is written down to the estimated fair value.  Estimated future net cash flow, on an undiscounted basis, is calculated for the property using:  estimated recoverable reserves and resources; estimated future metal price realization (considering historical and current prices, price trends and related factors); and, estimated operating and capital cash flows.  An impairment loss is recognized when the carrying value of an asset exceeds the sum of undiscounted future net cash flows.  An impairment loss is measured at the amount by which the asset’s carrying amount exceeds its fair value.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the costs are written-down to these values.  It is possible that changes could occur that may affect the recoverability of the carrying value of mineral properties.  Also, a change in assumptions may significantly impact the potential impairment of these assets.

DEBENTURE

The Company’s debenture is a compound financial instrument, as it contains components that are both debt and equity.  The debt and equity components are presented separately on the Company’s Balance Sheet.  Transaction costs incurred with the completion of this debenture have been netted against proceeds received.  The liability portion of the debenture has been designated as an other financial liability and is carried at amortized cost using the effective interest method.

ASSET RETIREMENT OBLIGATIONS

The fair value of the liability, for the Company’s asset retirement obligations, is recorded in the period in which incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount is recognized by increasing the carrying amount of the related long-lived asset. The liability is accreted and the capitalized cost is depreciated over the useful life of the related asset.

ENVIRONMENTAL COSTS

Costs related to ongoing environmental programs are charged against earnings as incurred.

REVENUE RECOGNITION

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed.  This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue associated with the sale of oil, natural gas liquids and natural gas represents the Company’s share of the sale value of production.

OTHER FINANCIAL INSTRUMENTS

In addition to those financial assets and liabilities disclosed above, the following financial instruments have been designated as follows:

•	Accounts receivable and Restricted promissory notes relating to the Red Mile Resources Limited Partnerships are designated as loans and receivables and are accounted for at amortized cost.
•	Deposits for reclamation costs, designated as held to maturity, consist of investment certificates held as security for reclamation requirements and are carried at amortized cost.
•
Derivative financial instruments, which include foreign exchange and gold derivative contracts, are not designated as hedges.  These instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheets as either an asset or liability with changes in fair value recognized in net earnings (loss).

FOREIGN CURRENCY TRANSLATION

Revenue and expense transactions denominated in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings (loss).

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period which includes the enactment or substantive enactment date.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.  The valuation of future income taxes is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated recoverable amount.

FLOW-THROUGH SHARES

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the tax cost of expenditures renounced to the subscribers, the Company has unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduces the valuation allowance and this reduction is recognized in earnings.

PER SHARE AMOUNTS

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

STOCK-BASED COMPENSATION PLANS

The Company has two stock-based compensation plans which are described in Note 15. The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes a compensation expense for all stock options awarded based on the fair value of the options at the date of the grant, which is determined using an option pricing model. The fair value of the option is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Under the Employee Share Purchase Plan, compensation expense is recognized for the value of the Company's contribution to the plan. Consideration received on the exercise of stock options and the employee share purchase plan is recorded as share capital and the related contributed surplus is transferred to share capital.

3. Accounting Standards:

(a) Changes in Accounting Policies

(i) Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which supersedes CICA Handbook Section 3062, Financial Instruments - Goodwill and Other Intangible Assets and CICA Handbook Section 3450, Research and Development Costs and substantially harmonizes with International Financial Reporting Standards (“IFRS”).  This standard introduces guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets.  The changes are effective for interim and annual financial statements beginning on or after October 1, 2008.  Concurrent with the introduction of this standard, the CICA withdrew Emerging Issues Committee (“EIC”) 27 - Revenues and Expenses during the pre-operating period which removes the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations.  The adoption of this standard has had no impact on the Company's financial statements.

(ii) Financial Instruments - Disclosures

In June 2009, the Canadian Accounting Standards Board issued amendments to CICA 3862, Financial Instruments - Disclosures to establish a framework for measuring fair value in GAAP and expand disclosures about fair value measurements.    For fair value measurements recognized in the balance sheet, disclosures are classified according to a three tier fair value hierarchy that reflects the nature of the inputs used in the valuation methodologies in measuring fair value. These additional disclosures are included in Note 19.

(iii) Mining Exploration Costs

In March 2009, Emerging Issues Committee Abstract 174 (EIC-174), Mining Exploration Costs, was issued by the CICA.  EIC-174 supersedes EIC-126, Accounting by Mining Enterprises for Exploration Costs, and provides additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required.  EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC - 174 did not impact the consolidated financial statements of the Company.

(b) Future Changes in Accounting Policy

(i) International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will occur on January 1, 2011 for public entities.  The implementation of IFRS will apply to the Company’s interim and annual financial statements, including the restatement of comparative amounts for 2010.

(ii) Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

The Accounting Standards Board has issued a series of new standards, CICA Handbook Section 1582, Business Combinations, CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-Controlling Interests, with the objective of harmonizing Canadian accounting for business combinations with U.S. and international standards. These standards need to be implemented concurrently and become effective January 1, 2011.  In the event of a business combination, the Company will assess whether to early adopt the new accounting standards in order to minimize the amount of retroactive application when the Company adopts IFRS.

4. Inventories and Stockpiled Ore:

	2009	2008

Gold in-circuit	$2,126	$1,471
Stockpiled ore	1,140	625
Materials and supplies	8,182	7,932
	$11,448	$10,028

5. Shrinkage Stope Platform Costs:

	2009	2008

Stope platform costs	$11,293	$12,091

Shrinkage stope platform costs represent ore that is being used either as a working stage, within the stope, to gain access to further ore or are costs incurred to access ore within the long-hole stope. This ore is expected to be processed in the following 12 months.

6. Mineral Properties:

Details of the Company’s mineral related property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2009		depletion and	2008
	Cost	write-down	Net	Cost	write-down	Net

Property acquisition and mine development costs	$111,592	$83,063	$28,529	$102,337	$71,229	$31,108
Buildings, plant and equipment	93,866	75,856	18,010	91,308	68,629	22,679
Exploration properties	54,685	7,054	47,631	41,311	6,060	35,251
	$260,143	$165,973	$94,170	$234,956	$145,918	$89,038

Those Debenture interest costs relating to the Madsen project of $0.7 million (2008 - $0.6 million) are capitalized in accordance with the Company’s accounting policy.  Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties based on reserve estimates verified by the Company’s Qualified Persons.

Expenditures on exploration properties for the year ended December 31, 2009 and 2008, were comprised largely of drilling and bulk sample costs on the Santoy and Porky properties and drilling and dewatering costs on the Madsen properties.

7. Assets Held for Sale and Related Operations:

The Company is engaged in oil and natural gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company’s proportionate interest in such activities.

The Company follows the full-cost method of accounting whereby all costs relating to the exploration for and development of oil and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative costs, costs of drilling both productive and non-productive wells including production equipment, the fair value of retirement obligations and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized.  Expenditures for maintenance and repairs are charged to operating expenses as incurred.

The carrying values of the Company’s oil and natural gas properties are compared annually to an estimate of undiscounted future net cash flow from the production of proved reserves, based on estimated future prices. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of the oil and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment and charged to earnings.

In the third quarter of 2008 the Company adopted a formal plan to dispose of its oil and natural gas properties.  The related assets and liabilities of the remaining oil and natural gas properties have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets.  The related results of operations have been presented as operations held for sale in the consolidated statements of earnings (loss) and cash flows for all periods presented.  Last year, the Company sold certain of these assets for gross proceeds of $11.2 million, realizing an accounting gain of $6.5 million.  In the last quarter of 2009, the Company sold certain of these assets for gross proceeds of $0.5 million.

The Assets held for sale and the related liabilities are as follows as at:

	2009	2008

Assets
Accounts receivable	$570	$770
Prepaids	-	142
	570	912

Oil and natural gas properties	4,505	4,715
Deposits for reclamation costs (Note 14)	-	142
	4,505	4,857

	$5,075	$5,769

Liabilities
Accounts payable and accrued liabilities	$370	$732
Asset retirement obligations (Note 14)	117	342
	$487	$1,074

The results of these operations are as follows:

	2009	2008

Revenue	$2,405	$7,357
Less: royalties	(315)	(2,782)
Revenue, net of royalties	2,090	4,575

Operating expenses	1,085	2,141
Depreciation, depletion, and accretion	47	619
	1,132	2,760

Earnings from operations held for sale	958	1,815

Other income

Asset retirement obligation change in estimate	246	232
Gain on sale of assets	-	6,465
Net earnings from operations held for sale	$1,204	$8,512

The cash flows provided by operations held for sale are as follows:

	2009	2008

Net earnings from operations held for sale	$1,204	$8,512
Adjustments for:
Depreciation, depletion, and accretion	47	619
Asset retirement obligation change in estimate	(246)	(232)
Gain on sale of assets	-	(6,465)
Decrease in Accounts receivable	200	284
Decrease in Prepaids	142	71
Decrease in Accounts payable and accrued liabilities	(362)	(453)
	$985	$2,336

Details of the Company’s oil and natural gas property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2009		depletion and	2008
	Cost	write-down	Net	Cost	write-down	Net

Property acquisition and drilling costs	$3,398	$1,276	$2,122	$11,533	$9,230	$2,303
Gas plant and production equipment	5,253	2,870	2,383	6,561	4,149	2,412
	$8,651	$4,146	$4,505	$18,094	$13,379	$4,715

During the second quarter of 2008, in exchange for one third of the Company’s working interest in its Alberta oil and natural gas assets, the Company eliminated the 70 percent overriding royalty on its Alberta oil and natural gas assets.

8. Investments:

Investments are classified as available-for-sale securities and are initially measured at fair value; measurement in subsequent reporting periods is also at fair value.  Unrealized gains or losses from such revaluations are included in other comprehensive income.  If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings (loss).

	2009	2008

Available-for-sale securities, beginning of year	$607	$1,140
Acquisition of available-for-sale securities	149	73
Disposal of available-for-sale securities	(15)	(379)
Unrealized (loss) on available-for-sale securities	(98)	(227)

Available-for-sale securities, end of year	$643	$607

During the current year, the Company realized a loss of $0.7 million on certain of its available-for-sale securities. This amount has been transferred from accumulated other comprehensive income (loss) and included in net earnings (loss).

9. Restricted Promissory Notes and Royalty Obligations:

a) In December 2007, the Company entered into a Royalty Agreement (“2007 Agreement”) with Red Mile Resources No. 11 Limited Partnership (“Red Mile No. 11”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $28,955,250 which included royalty income of $25,624,000, indemnity fees of $1,355,382 and interest income of $1,975,868.

Under the terms of the 2007 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the remaining term of the 2007 Agreement. In addition, the Company granted Red Mile No. 11 a Net Profits Interest (NPI) of 3.50%, 3.70% or 3.90% in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250, $1,500 or $1,675 per ounce, respectively.

$25,625,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note.  The restricted promissory note earns interest at 7%, payable annually, and matures on February 15, 2017. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 11, effectively terminating the 2007 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2007 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 11 is included in "Royalty Obligations". These amounts are treated as debt and bear interest which is included in interest expense. The indemnity fee and interest income of $1,355,382 and $1,975,868 received by the Company are included in "Deferred Revenue" on the balance sheet and are being recognized in income over the life of the 2007 Agreement.

b) In December 2006, the Company entered into a Royalty Agreement (“2006 Agreement”) with Red Mile Resources No. 8 Limited Partnership (“Red Mile No. 8”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest income of $3,764,000.

Under the terms of the 2006 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $40.82 to $198.95 per ounce over the remaining term of the agreement.  In addition, the Company granted Red Mile No. 8 a Net Profits Interest (NPI) of 3.75%, 4.00% or 4.25% in years 2012 through 2016, payable only if each day’s price of gold in any of those calendar years is greater than CDN $975, $1,175 or $1,375 per ounce, respectively.

$35,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7%, payable annually, and matures on February 15, 2016.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 8 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee and interest income received of $436,000 and $3,764,000, respectively was deferred and is included in “Deferred Revenue” on the balance sheet and are being recognized in income over the life of the 2006 Agreement.

c) In December 2005, the Company entered into a Royalty Agreement (“2005 Agreement”) with Red Mile Resources No. 7 Limited Partnership (“Red Mile No. 7”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and prepaid interest of $773,000.

Under the terms of the 2005 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $15.04 to $112.45 per ounce over the remaining term of the 2005 Agreement.  In addition, the Company granted Red Mile No. 7 a Net Profits Interest (NPI) of 1.00%, 2.00% or 3.00% in years 2011 through 2015, payable only if each day’s price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively.

$14,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on February 15, 2015.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 7 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  Of the indemnity fees received, $907,000 was deferred and is included in “Deferred Revenue” on the balance sheet and recognized in income over the life of the 2005 agreement.  The prepaid interest received, $773,000, was deferred and recorded as income in 2006.

d) In December 2004, the Company entered into a Royalty Agreement (“2004 Agreement”) with Red Mile Resources No. 3 Limited Partnership (“Red Mile No. 3”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.

Under the terms of the 2004 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $12.10 to $24.53 per ounce over the remaining term of the 2004 Agreement.  In addition, the Company granted Red Mile No. 3 a Net Profits Interest (NPI) of 2.50%, 3.00% or 4.00% in years 2010 through 2014, payable only if each day’s price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.

$6,982,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on December 10, 2014.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 3 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  Of the indemnity fees received, $625,000 was deferred and is included in “Deferred Revenue” on the balance sheet and recognized in income over the life of the 2004 agreement.  The prepaid interest received, $281,000, was deferred and recorded as income in 2005.

e) In accordance with AcG 15 - “Consolidation of Variable Interest Entities” and EIC 157 - “Implicit Variable Interests under AcG 15”, the Company has determined that these Red Mile Limited Partnerships are variable interest entities for which the Company holds variable interests. However, as the Company is not the primary beneficiary under these arrangements it is not required to consolidate these entities.

The following supplemental schedules present the effects of the Red Mile Agreements on the Restricted Promissory Notes, Royalty Obligations, and Deferred Revenue balances presented on the Company’s consolidated balance sheets:

Restricted Promissory Notes

	2009	2008

Balance, beginning of year	$81,938	$81,606
Interest earned	630	332
Balance, end of year	$82,568	$81,938

Royalty Obligations

	2009	2008

Balance, beginning of year	$83,130	$82,779
Interest accrued	424	351
Balance, end of year	$83,554	$83,130

Deferred Revenue

Deferred revenue, as it relates to the Red Mile transactions, includes prepaid interest, indemnification fees and loan agreement fees.

	2009	2008

Balance, beginning of year	$7,291	$8,260
Indemnification fee income recognized	(325)	(311)
Recognition of loan fees and prepaid interest	(532)	(658)
Balance, end of year	6,434	7,291
Less: current portion (Note 12)	(903)	(857)
	$5,531	$6,434

Interest and fees are amortized over the term of the respective agreements utilizing the effective interest method.

10. Demand Loans:

The Company has a $3,500,000 operating line of credit which bears interest at prime plus 1.25 percent. These funds are available for general corporate purposes. At December 31, 2009 and December 31, 2008, the Company had not drawn on the bank line.

	2009	2008

Demand loan, repayable in monthly payments of $83,350 including interest at 4.55 percent, due November 2010.	$2,727	$-
Demand loan, repayable in monthly payments of $96,514 including interest at 5.99 percent, due February 2010.	192	1,302
Demand loan, repayable in monthly payments of $83,333 plus interest at bank prime plus 1.50 percent, due August 2011	1,667	2,667
	$4,586	$3,969

The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and natural gas assets in Alberta.  The scheduled repayments are disclosed in Note 19.

11. Debenture:

The debenture features a 12 percent interest rate, five year term with monthly interest only payments. Debenture holders also received warrants in the amount of 10 percent of the debenture purchase.  Each warrant entitles the holder to acquire one common share at an exercise price of $1.60 per common share for a period of five years from the date of closing.  The fair value of the warrants associated with the debenture on the date of issuance was $0.6 million.  The debenture is secured by a general security agreement covering all of the Company's assets and contains early retraction and redemption provisions.  The general security agreement is subordinated to all bank debt , excluding the oil and natural gas assets.

During the second quarter, the Company repaid $8.3 million of the outstanding debentures, representing principal plus unpaid interest thereon up to and including June 1, 2009; a total of $9.8 million of debentures remain outstanding.  The remaining balance of the debentures outstanding will continue to be amortized using the effective interest rate method at an effective rate of 14.7 percent over the remaining term of the debenture.

	2009	2008

Debenture payable, beginning of year	$16,575	$-
Debenture proceeds	-	18,095
Less:
Debt issue costs and amortization of debt issue costs	223	(970)
Warrant valuation	-	(550)
Amortized cost of debenture redemption	(7,606)	-
Debenture payable, end of year	$9,192	$16,575

12. Other Liabilities:

	2009	2008

Deferred revenue (Note 9)	$903	$857
Obligations under capital lease (Note 13)	2,039	1,450
	$2,942	$2,307

13. Obligations under Capital Lease:

Obligations under capital lease bear interest between 3.3 percent and 8.0 percent per annum, are due from 2010 to 2012 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows:  2010 - $2,039,000; 2011 - $1,044,000; and 2012 - $196,000.

14. Asset Retirement Obligations:

The Company’s asset retirement obligations consist of reclamation and closure costs for both mineral and oil and natural gas properties. The obligations relating to mineral properties is currently estimated at $2,965,000 (2008 - $2,758,000) and was determined using a 7.5 percent discount rate and expected payment of future obligations of $5,364,000 over the next 4 to 9 years. The present value of obligations relating to  the assets held for sale is currently estimated at $117,000 (2008 - $342,000) and was determined using a 7.5 percent discount rate and expected payment of future obligations of $729,000 over the next 4 to 34 years. An accretion expense component of $228,000 ($207,000 - gold and $21,000 - assets held for sale) has been charged in 2009, offset by revisions made to the gas assets held for sale obligations, resulting in a decrease in the overall carrying amount of the asset retirement obligations. Changes to the asset retirement obligation during the year are as follows:

	2009	2008

Gold:
Asset retirement obligations, beginning of year	$2,758	$2,566
Accretion expense	207	192
Asset retirement obligations, end of year	$2,965	$2,758

	2009	2008

Assets held for sale (Note 7):
Asset retirement obligations, beginning of year	$342	$641
Accretion expense	21	35
Revisions due to sale of properties	(246)	(334)
Asset retirement obligations, end of year	$117	$342

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $658,000 (2008 - $658,000) and $1,619,000 (2008 - $1,619,000), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2,277,000 (2008 - $2,277,000). The Company no longer has any funds on deposit related to its assets held for sale due to the sale of those particular assets in 2009 (2008 - $142,000).

15. Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

		2009		2008
	Shares	Amount	Shares	Amount

Common shares:

Outstanding, beginning of year	97,112,030	$83,410	96,997,397	$85,591
ESPP (a)	421,056	177	114,633	159
Exercise of stock options (b)	13,500	3	-	-
Equity issue (c)	8,599,100	5,546	-	-
Flow-through shares (c)	5,333,000	4,266	-	-
Issue costs	-	(1,028)	-	-
Tax effect of flow-through shares (d)	-	-	-	(2,240)
Issue costs	-	-	-	(100)
Equity issue (e)	5,000,000	900	-	-
Flow-through shares (e)	2,000,000	1,700	-	-
Issue costs	-	(261)	-	-
Outstanding, end of year	118,478,686	94,713	97,112,030	83,410

Warrants and other equity:

Debenture purchase warrants (f)		550		550
Common share purchase warrants (c)		903		-
Broker purchase warrants (c)		232		-
Common share purchase warrants (e)		2,700		-
Special warrant issue (g)		13,800		-
Issue costs		(941)		-
Balance, end of year	118,478,686	$111,957	97,112,030	$83,960

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2009, the Company issued 421,056 common shares (2008 - 114,633) for $177,000 (2008 - $159,000) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is ten percent of the Company’s common shares outstanding.

(b) STOCK OPTION PLAN

The Company has established a stock option plan under which options may be granted to directors, officers, key employees and consultants.  The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the prior day’s closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over two years and expire ten years from the date of the grant of the option.

For director and employee options outstanding at December 31, 2009 and 2008, weighted average exercise prices are as follows:

	2009	Average	2008	Average
	Options	Price	Options	Price

Beginning of year	3,541,335	$1.19	3,636,667	$1.27
Options granted	701,828	0.80	583,000	0.92
Options exercised	(13,500)	0.37	-	-
Options lapsed	(970,635)	1.30	(678,332)	1.38

End of year	3,259,028	$1.08	3,541,335	$1.19

For director and employee options outstanding at December 31, 2009, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

			Weighted Average
Option Price	Number	Number	Per Share	Remaining
Per Share	Outstanding	Vested	Exercise Price	Life

$0.34-$1.02	1,710,995	1,552,661	$0.71	6.61 years
$1.11-$1.47	658,033	641,366	1.21	6.67 years
$1.54-$2.10	890,000	890,000	1.69	7.16 years
	3,259,028	3,084,027	$1.08	6.77 years

The fair value of stock options granted during the year was estimated using the Black-Scholes option pricing model with assumptions of a six year weighted average expected option life, no expected forfeiture rate, 56 percent to 65 percent volatility (2008 - 47 percent to 56 percent) and interest rates ranging from 2.10 percent to 2.78 percent (2008 - 2.80 percent to 3.69 percent). In 2009, the compensation expense recognized in respect of stock options was $745,000 (2008 - $449,000).

(c) EQUITY ISSUE

During 2009, the Company completed a private placement offering consisting of two parts. The first involved the issuance of a total of 8,599,100 units (“Unit”), at a price of $0.75 per Unit, for gross proceeds of $6,449,325.  Each Unit consisted of one common share of Claude and one-half of one transferable common share purchase warrant. Each whole Warrant entitles the holder, upon exercise at any time up to and including October 9, 2010 and upon payment of $0.90 to subscribe for one common share.  The second part of the offering involved the issuance of a total of 5,333,000 flow-through shares at a price of $0.80 per Flow-Through Share, for gross proceeds of $4,266,400.   As compensation for this offering, Claude paid to the Underwriters a commission equal to five percent of the gross proceeds of the offering and an aggregate of 696,605 broker warrants. Each whole broker warrant entitles the holder to subscribe for one common share for a period up to and including April 9, 2011 at an exercise price of $0.83. At December 31, 2009 no warrants had been exercised.

(d) FLOW-THROUGH SHARES

During 2007, the Company completed a non-brokered private placement consisting of a total of 3,783,784 common shares, issued on a flow-through basis, at a price of $1.85 per share, for proceeds of $7,000,000.  The Company was required to expend $7,000,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2008.  The Company had completed all required expenditures by December 31, 2008.

(e) EQUITY ISSUE

During 2009, the Company completed a private placement offering consisting of 5,000,000 units of Claude at a price of $0.72 per Unit for proceeds of $3,600,000 and 2,000,000 common shares of Claude issued on a flow-through basis at a price of $0.85 per common share for proceeds of $1,700,000.  Each Unit consisted of one common share and one common share purchase warrant.  Each Warrant entitles the holder to acquire one common share of Claude at a price of $0.90 per common share for a period up to and including November 16, 2012.  The aggregate gross proceeds of the offering was $5,300,000. At December 31, 2009, no warrants had been exercised.

(f) DEBENTURE ISSUE

During 2008, the Company completed a debenture offering for gross proceeds of $18,095,000.  Debenture holders received warrants in the amount of 10 percent of the debenture purchase.  Each warrant entitles the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing.  The fair value of the warrants associated with the debenture on the date of issue was $550,000.  This amount is reflected in share capital.

(g) SPECIAL WARRANTS

In December 2009, the Company completed a private placement offering consisting of the issuance of 12,000,000 special warrants at a price of $1.15 per Special Warrant for aggregate gross proceeds of $13,800,000.  Each Special Warrant will entitle its holder to acquire upon exercise, or upon deemed exercise immediately prior to the expiry date, without payment of any additional consideration, one unit (a "Unit"). Each Unit will be comprised of one common share of Claude and one-half of a common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one common share for a period up to and including December 30, 2011 at an exercise price of $1.75.  These Special Warrants were deemed to be exercised on February 2, 2010.

Schedule of Warrants Outstanding

	December 31, 2009			December 31, 2008
	Number	Price	Expiry Date	Number	Price	Expiry Date
Beginning of year	1,809,500			-	-	-
	-	$-	-	1,809,500	$1.60	May 22, 2013
	4,299,550	$0.90	October 9, 2010	-	-	-
	696,605	$0.83	April 9, 2011	-	-	-
	5,000,000	$0.90	November 16, 2012	-	-	-
End of year	11,805,655	-	-	1,809,500	-	-

16. Interest and Other:

	2009	2008

Interest expense on long term debt	$1,800	$1,639
Royalty expense	5,405	5,304
Other interest expense	101	125
Interest capitalized to mineral properties	(733)	(605)
Royalty income	(6,419)	(6,187)
Interest income and other	(612)	(969)
Interest and other	$(458)	$1,325

17. Income Taxes:

The significant components of future income tax assets are as follows:
	2009	2008

Future income tax assets:
Mineral properties(1)	$1,438	$(724)
Asset retirement obligations	832	837
Share issue costs	844	369
Royalty obligation(1)	1,904	2,017
Deferred revenue	1,737	1,968
Future income tax assets before valuation allowance	6,755	4,467
Valuation allowance	(6,755)	(4,467)
Future income tax assets	$-	$-

(1)  Reflects impact of Royalty Agreements and utilization of mineral tax pools as disclosed in Note 9.

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2009	2008

Earnings (loss) before income taxes	$(6,257)	$(1,857)
Combined federal and provincial tax rate	31%	32%
Expected tax expense (recovery)	(1,940)	(594)
Increase (decrease) in taxes resulting from:
Other permanent differences	232	119
Effect of change in effective tax rates	220	(276)
Valuation allowance	1,488	(1,489)
	$-	$(2,240)

18. Per Share Amounts:

The calculation of earnings (loss) per share have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2009 of 108,504,094 shares (2008 - 97,099,782 shares).

	2009	2008

Basic earnings (loss) per share:

Net earnings (loss) available to common shareholders	$(6,257)	$383
Weighted average number of common shares outstanding	108,504	97,100
Basic net earnings (loss) per share	$(0.06)	$0.00

	2009	2008

Diluted earnings (loss) per share:

Net earnings (loss) available to common shareholders	$(6,257)	$383
Weighted average number of common shares outstanding	108,504	97,100
Dilutive effect of stock options	-	201
Weighted average number of common shares outstanding	108,504	97,301
Diluted net earnings (loss) per share	$(0.06)	$0.00

In 2009, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

In 2008, the net effect of applying the treasury-stock method to the weighted average number of shares outstanding included the dilutive effect of 666,000 share options.  Excluded from the computation of diluted earnings (loss) per share were:

i) options outstanding on 2,875,335 shares with an average exercise price greater than the average market price of the Company’s common shares; and

ii) options and warrants that were anti-dilutive.

19. Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities.  The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit risk - The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents and reclamation deposits with high-credit quality financial institutions.  Sales of commodities are to entities considered to be credit worthy.

Liquidity risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.  The Company believes operating cash flows will not be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee properties.  The Company intends to continue divesting its non core assets, the proceeds of which may decrease the need for additional capital to be raised through equity issues.  The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs.

	Payments/Commitments due by period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years

Contractual Obligation

Demand loans	4,586	3,919	667	-	-
Interest on demand loans	294	277	17	-	-
Debenture	9,838	-	-	9,838	-
Debenture interest	4,003	1,181	2,361	461	-
Capital lease obligations	3,279	2,039	1,240	-	-
Interest on capital leases	192	142	50	-	-
Office lease	513	97	219	197	-
Flow-through expenditures	3,599	3,599	-	-	-
Royalty payments(1)	47,770	5,591	11,985	13,574	16,620
Royalty obligations(1)	83,554	-	-	21,112	62,442
	157,628	16,845	16,539	45,182	79,062

(1)  Funds are available from the Restricted promissory notes, and interest thereon, to pay the Royalty payment and Royalty obligations.

Market Risk - The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.  These are discussed further below:

Foreign exchange risk - The Company’s revenues from the production and sale of gold are denominated in U.S. dollars.  However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company’s operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.  The fluctuation of the U.S. dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders' equity.

To manage risks associated with changes in foreign currency, the Company may use foreign currency derivative instruments.  At December 31, the Company had outstanding foreign contracts to sell U.S.$7.5 million at an average exchange rate of 1.0870 CDN$/US$ with a market value gain in the contracts of $0.3 million. For a $0.01 movement in the US$/CDN$ exchange rate, gold earnings and cash flow will have a corresponding movement of $0.5 million, or $0.00 per share.

Interest rate risk - In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits, and debt.  In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. The Company chooses to fix its interest costs to avoid variations in cash flows.  Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk - The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral.  Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.  The profitability of the Company’s operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company’s operators, for a prolonged period of time, it may not be economically feasible to continue production. At December 31, 2009, the Company had outstanding frorward gold contracts related to 2010 production of 5,000 ounces at an average price of U.S.$1,081 per ounce with a market loss inherent in these contracts of $0.1 million.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities and short term debt.

For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 - Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying amounts and fair values of financial assets and liabilities are as follows:

	December 31		December 31
	2008		2008
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Accounts receivable(1)	4,806	4,806	275	275
Interest receivable on restricted promissory note(1)	4,866	4,866	4,830	4,830
Restricted promissory note(2)	n/a	n/a	n/a	n/a
Available-for-sale financial assets
Investments (3)	643	643	607	607
Held-for-trading
Cash and cash equivalents(1)	11,948	11,948	8,390	8,390
Reclamation deposits(1)	2,277	2,277	2,277	2,277
Gold forward contract (4)	(119)	(119)	-	-
Foreign currency forward contract (4)	270	270	-	-
Other financial assets
Assets held for sale (Note 7)(1)	570	570	912	912
Other financial liabilities
Demand loans(1)	4,586	4,586	3,969	3,969
Accounts payable(1)	4,251	4,251	5,794	5,794
Liabilities related to assets held for sale (Note 7)(1)	370	370	732	732
Interest payable on royalty obligations(1)	4,729	4,729	4,709	4,709
Debenture	9,192	9,838	16,575	18,095

(1)   Due to the nature and/or short maturity of these financial instruments, carrying value approximates fair value
(2)  The cash flows associated with the Restricted promissory notes and Royalty obligations match.  Due to the lack of comparable market information, the fair value of these instruments is not determinable
(3)   Based on quoted market prices - Level 1
(4)   Based on models with observable inputs - Level 2

20. Capital Disclosures:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long term debt and equity to finance its operations and exploration.  The Company’s capital structure at December 31, 2009 was as follows:

	2009	2008

Demand loan # 1 (Note 10)	$192	$1,302
Demand loan # 2 (Note 10)	1,667	2,667
Demand loan # 3 (Note 10)	2,727	-
Debenture (Note 11)	9,192	16,575
Total debt	13,778	20,554
Less: cash and cash equivalents	11,948	8,390
Net debt	1,830	12,154
Shareholders’ equity	110,095	87,072
Total capital	$111,925	$99,226

Short-term debt facilities include access to a $3.5 million operating line of credit which had not been drawn on at year-end.  The Company is bound by and has met all covenants on these credit facilities.

21. Subsequent Event:

On January 28, 2010, the Company was issued a receipt from the Saskatchewan Financial Services Commission for the Company’s final short form prospectus.  The prospectus qualified the distribution of 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009. Each unit is comprised of one common share of Claude and one-half of a common share purchase warrant. Each whole purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.

JOSEF SPROSS, P.ENG.
Chairman

NEIL MCMILLAN
President and Chief Executive Officer

RICK JOHNSON, C.A.
Vice President Finance and Chief Financial Officer

PHILIP NG, P.ENG.
Vice President Mining Operations

BRIAN SKANDERBEG, P.GEO.
Vice President Exploration

RONALD J. HICKS, C.A.
Director

TED J. NIEMAN
Director

J. ROBERT KOWALISHIN, P.ENG.
Director

RAY A. MCKAY
Director

ROBERT M. BUCHAN
Director

Claude Resources Inc.

(CRJ - TSX)
(CGR - NYSE Amex)
200, 224 - 4th Avenue South, Saskatoon
Saskatchewan, Canada
S7K 5M5
306.668.7505
306.668.7500 Fax

Incorporation

Canada Business
Corporations Act

Capitalization
and Listings

118,478,686
common shares
outstanding
Exempt issuer under
SEC Regulation
12g3-2(b)

Transfer Agent

Valiant Trust Company
Calgary, Canada

Auditors

KPMG LLP
Saskatoon, Canada

Counsel

MacPherson Leslie & Tyerman
Saskatoon, Canada

Bank

Canadian Western Bank
Saskatoon, Canada

The Annual and Special Meeting of the shareholders of Claude Resources Inc. will be held in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m. on Friday, May 14, 2010.

Shareholders are encouraged to attend. Those unable to attend should complete the form of proxy included with the Management Information Circular and forward it to Valiant  Trust Company at the address specified on the form of proxy for receipt no later than 24 hours before the meeting.

CLAUDE RESOURCES INC.
2009 ANNUAL REPORT

Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan, Canada, S7K 5M5
P 306.668.7505  F 306.668.7500
www.clauderesources.com
clauderesources@clauderesources.com